Exhibit 99.125

For Immediate Release	March 5, 2021

The Valens Company Closes Acquisition of LYF Food Technologies Inc. and Enters Edibles Category with Launch of Soft Chews

Creating one of the leading cannabis consumer packaged goods platforms in Canada

Integration already gaining traction with launch of soft chews in partnership with A1 Cannabis and Verse Cannabis

Kelowna, B.C., March 5, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to announce the closing of its previously announced acquisition of all of the issued and outstanding shares of LYF Food Technologies Inc. (“LYF”). The cash and share transaction (“LYF Acquisition”) totaled CDN$24.9 million payable on closing, plus approximately CDN$17.5 million in post-closing consideration subject to achieving certain earn-out EBITDA milestones. With this acquisition of LYF, Valens has accelerated its footprint in the edibles category, which is one of the fastest-growing segments of the Cannabis 2.0 and 3.0 markets.

Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company, said: “We are incredibly excited to officially welcome LYF to the Valens family, which will undoubtedly strengthen our manufacturing leadership position given their confectionary expertise and broad network of partners and retailers. The closing of the LYF acquisition, and the addition of their leading edibles platform, signifies the completion of a key milestone in our strategy to drive SKU growth in new product categories and maximize market share gains across the country. We have already begun diversifying our product offering with the launch of various soft chews manufactured in LYF’s facility, and we have a strong pipeline of new innovative edible products we believe will increase both quality and variety in the existing edibles segment in Canada today.”

Paolo Pero and Matthew Amado, Co-Founders of LYF, said: “We are ready to hit the ground running with the Valens team as a unified manufacturing force in the Canadian recreational market. Our shared passion for putting consumers at the forefront of product development, formulation and commercialization will be demonstrated as we begin rolling out various edible products that the Canadian market has never seen before.”

With the addition of the LYF facility, the Company now has the capability to produce a wide range of edible products in various formats and dosages as part of its central platform. The added product development and manufacturing flexibility makes the platform easily adaptable to evolving consumer preferences and changing market regulations around edible products as Valens looks to expand both in Canada and globally. Additionally, Valens welcomes several new team members who have gained valuable experience working in the confectionary, commercial-scale food manufacturing and cannabis industries, and bring with them the knowledge to produce unique and expected higher- margin products such as honey, granola balls, baked goods, and various gourmet gummy and chocolate formats. Vegan, sugar-free and low-sugar formats are available and will be especially complementary to the development of Valens’ health and wellness product suite.

In the first quarter of 2021, Valens and LYF launched edible products with shared partners A1 Cannabis Co. (“A1 Cannabis”) and Verse Cannabis (“Verse”). In partnership with A1 Cannabis, LYF launched the Summit Wild Berry Soft Chews, made with real-fruit juice, no added colours or flavours and 5mg of THC per soft chew. Additionally, The Valens Company and Verse Cannabis launched Verse Soft Chews – a new line of edible formulations and unique flavors at a great value. The new product lineup includes Verse Baked Apple Soft Chews, infused with flavours of green apple and cinnamon offering a tart-meets-sweet flavour bite, and Verse Sour Medley Soft Chews, a variety pack of five sweet and sour flavours, including green apple, raspberry, watermelon, pineapple, and cherry. Each pouch contains five soft chews each with approximately 2mg of THC and formulated with Valens’ premium cannabis distillate.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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The Verse Baked Apple Soft Chews are now available in Alberta and are expected to be available shortly in British Columbia and Ontario, while the Verse Sour Medley Soft Chews will be available in the coming weeks in Alberta and British Columbia.

The Valens Company expects to ramp up shipments of edible products to provincial retailers in the coming weeks, including existing SKUs such as Citizen Stash Strawberry Mac gummies from LYF’s white label agreement with Experion Biotechnologies Inc. In the second quarter of fiscal 2021, the Company intends to launch an assortment of unique, consumer-driven edible products into the market.

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis derivative products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward- looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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